

Mail Stop 3720

July 24, 2008

Mr. David C. McCourt
President, Chief Executive Officer and Chairman
Granahan McCourt Acquisition Corporation
179 Stony Brook Road
Hopewell, NJ 08525

>   **Re: Granahan McCourt Acquisition Corporation**
>   **Amendment No. 2 to Form S-4**
>   **Filed July 17, 2008**
>   **File No. 333-150848**

Dear Mr. McCourt:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments. We welcome any questions you may have about our
comments or any other aspect of our review. Feel free to call us at the telephone numbers
listed at the end of this letter.

The Merger Proposal, page 52

Due Diligence, page 70

1.   We note your response to comment seven in our letter dated July 8, 2008. It
        appears that the only analysis conducted by the GMAC board regarding whether
        the fair value of PBI is at least equal to 80% of GMAC's net assets is its analysis
        that the consideration being paid exceeds 80% of GMAC's net assets. Please
        provide a separate subsection that discusses the GMAC board's determination that
        the 80% test is met and clearly disclose, if true, that the board only considered the
        value of the consideration to be paid and Houlihan Smith's fairness opinion in
        making its determination that the 80% test is satisfied.

Material Federal Income Tax Considerations…, page 85

2.   We note the revisions made in response to comment 12 in our letter dated July 8, 2008. Please also revise the corresponding summary section titled "Material Federal Income Tax Considerations" on page 19.

Security Ownership of Certain Beneficial Owners…Following the Merger, page 180

3.   Please provide disclosure addressing the increase in beneficial ownership of the former PBI officers and directors listed in the table if the maximum number of shares are issued as earnout payments.

Pro Brand International, Inc. and Subsidiaries Financial Statements

4.   We refer to your response to comment 30 in our letter dated July 8, 2008. It does not appear that you labeled your consolidated statement of income and consolidated statement of cash flows as restated. Please revise or advise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: by facsimile to (212) 521-8841
       Anne Meyer, Esq.
       (Debevoise & Plimpton LLP)